UNITED STATES SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-206500-01

Washington Prime Group, L.P. (Exact name of registrant as specified in its charter)

180 East Broad Street

Columbus, Ohio 43215

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                  ☒

Rule 12g-4(a)(2)                  ☐

Rule 12h-3(b)(1)(i)              ☐

Rule 12h-3(b)(1)(ii)             ☐

Rule 15d-6                           ☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, Washington Prime Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 21, 2021	Washington Prime Group, L.P.

	By:	/s/ Mark E. Yale
	Name:	Mark E. Yale
	Title:	Executive Vice President and Chief Financial Officer